Voz Mobile Cloud Ltd.
190 Middle Road, #19-05
Fortune Centre
Singapore 688979

March 25, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Larry Spiegel, Assistant Director
Greg Dundas, Attorney-Advisor
Robert Littlepage, Accounting Branch Chief
Robert Shapiro, Staff Accountant

Re:    Voz Mobile Cloud Ltd.
Registration Statement on Form S-1
Filed December 17, 2012
File No. 333-185523

Dear Madam or Sir,

This letter is in response to your letter to me of January 8, 2013, regarding the above referenced filing (“Comment Letter”).  For the record, my name is Lawrence Seng Huat Lee.  “Seng and Huat” are my middle names. I go by the name of Lawrence Lee.  We have made appropriate revisions to our amended filing to reflect my correct name.

Our responses to the Comment Letter follow:

General

1.
Tell us why you believe that your company is not a shell company as defined in Rule  405 of the Securities Act and Rule 12b-2 of the Exchange Act. In this regard we note that management decided to write off your intellectual property rights as of September 30, 2012 and your only remaining assets consist of $2,500 in prepaid expenses. We also note that you have not generated any revenues from your business operations and you have not entered into any significant agreements with customers to secure future business. If you are unable to conclude that you are not a shell, please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Response:

The value of our assets as of December 31, 2012, was $140,000, the value of our intangible assets.  I do not believe that $140,000 in assets should be considered nominal assets.  While we have not generated any revenues to date, as President of Voz Mobile Cloud Ltd., I have been spending several hours every week working in Voz’s business and operations. In December 2012, we entered in to a Reseller Agreement with my other company, Baxtech Asia Pte. Ltd. (“Baxtech”) so that Voz could be the exclusive reseller of Baxtech/s Universal Communication System (“UCS”). In January 2013, Baxtech finished its development of the UCS. Just recently in February of this year, we began marketing the UCS to telecommunications companies in the United States. Voz is actively seeking strategic relationships with U.S. telecommunication companies like AT & T Mobility, Leap Wireless, MetroPCS, Sprint Nextel, T-Mobile USA, TracFone Wireless, U.S. Cellular and Verizon Wireless, to assist us with our launch of the UCS.

We are confident that the UCS will be widely accepted by one or more of these telecommunications companies and that the UCS will substantially benefit our company and our shareholders.

In addition to focusing on marketing and selling the UCS, we have four other patents that we believe we can commercially exploit and we are working on ways to commercialize these other patents.

Based on the foregoing, we are not a shell company as defined in Rule 405 of the Securities Act and Rule 12(b) of the Exchange Act and, therefore, we are not subject to the resale limitations of Rule 144(i) of the Securities Act.

2.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Start-ups Act, please expand your risk factor on page 7 to briefly describe the exemption from Section 14A(a) and (b) of the Securities Exchange Act of 1934 that is available to you and clearly state that as a result of your election under Section 107(b) of the JOBS Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

We have revised the risk factor on page 7 of our amended filing.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Start-ups Act by any broker or dealer that is participating or will participate in your offering.

Response:

We have not provided any “written communications,” as defined in Rule 405 under the Securities Act to any potential investors.  We have not had any research reports about us published nor have we distributed any research reports to any person.

Cover page

4.
We note your statement that “[t]here is no minimum number of shares required to be purchased.” However, we also note statements throughout your prospectus that you are offering “a minimum” of 1,250,000 shares and that if you do not receive the minimum amount of $250,000 you will return the investors’ funds. Please explain.

Response:

We have revised our disclosure on the cover page of our prospectus to say:

“There is no minimum number of shares required to be purchased by an investor in order to participate in this offering.”

Summary, page 3

5.	Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

Response:

We have added a disclosure on cover page of our prospectus and on pages 3 and 17 of our amended fling stating that our auditor has expressed concern about our ability to continue as a going concern.

6.	We note your disclosure that Baxtech Asia Pte. Ltd. licensed its “proprietary” Universal Communication System to you. Please clarify the nature of Baxtech’s proprietary interest in this product.

Response:

This product is proprietary to Baxtech because Baxtech is the inventor of the entire architecture of this telephony solution pays for its development and owns the solution. Voz Mobile Cloud Ltd. is the exclusive reseller of the Universal Communication System in the U.S. We have revised our disclosure in our amended filing, accordingly.

7.
Clearly disclose whether the Universal Communication System is currently ready for sale and use by customers. We note your disclosure on page 18 that you intend to conduct trials with the product should you raise the minimum proceeds from this offering. If the product is still in development or being tested, revise your disclosure to clarify that it is not ready to be used by customers and indicate the amount of time necessary before the product will be ready to introduce to the marketplace.

Response:

This product is now ready and we have begun marketing it to the telecommunication companies and hope to begin trials with telecommunication companies in the near future. We expect the trials to take about six months before the telecommunication companies will release it to the market.

We have revised this disclosure on page 21 of our amended filing.

8.
Please disclose in your summary that Mr. Huat, your sole officer and director, is the beneficial owner of 66% of your common stock as a result of his control of Baxtech Asia Pte. Ltd. Correct the inconsistent statements under “Our Business” which disclose different levels of beneficial ownership for Baxtech Asia Pte. Ltd. (8.8 million shares vs. 22.8 million shares).

Response:

We have revised our disclosure on page 3 of our amended filing and throughout our prospectus to indicate that Mr. Lee is the beneficial owner of 66% of our common stock as a result of his control of Baxtech Asia.  Any inconsistencies in the levels of beneficial ownership for Baxtech and Mr. Lee have been cleaned up on page 3 of our amended filing and throughout our prospectus.

Risk Factors, page 6

9.
Please revise your risk factor disclosure so that it is specific to your company, your level of operations, your experiences and your industry. Add context to the discussion by providing concrete examples of how the risks apply to you. While we have commented on particular risk factors, below, generally revise your risk factors so that they are not generic to any company or any industry at your level of development.

Response:

We have revised our risk factors so that they include concrete examples of how the risks apply to us and we have made them less generic and relate more to our company.

10.	Please revise to include a risk factor discussing the amount of discretion the company will have over the use of proceeds.

Response:

We have a new risk factor on page 11 of our amended filing discussing the amount of discretion we will have over the use of proceeds.

11.	Please include a risk factor highlighting the potential difficulty an investor may have in bringing suit against the company and Mr. Huat due to the fact that he is not a U.S. resident.

Response:

We have a new risk factor on page 7 of our amended filing discussing the potential difficulty an investor may have in bringing suit against the Company and Mr. Lee.

12.	Include a risk factor highlighting your shell company status and the restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).

Response:

Based on our response to comment 1, we have not added a new risk factor about Rule 144(i) restrictions.

13.
We note that your sole officer and director, Mr. Huat, does not appear to have any experience in accounting. Please provide risk factor disclosure regarding his lack of accounting experience as well as Mr. Huat’s lack of experience managing a public company (as noted on page 30).

Response:

We have a new risk factor on page 10 of our amended filing discussing the Mr. Lee’s lack of certain accounting experience and lack of experience managing a public company.

14.	Include a risk factor, if true, addressing the risk that the Universal Communication System has not yet been marketed to or used by customers.

Response:

Since we have started marketing the Universal Communication System, we see no need to add the risk factor suggested by comment 14.

“We may not be successful in implementing our business strategies,” page 8

15.
Please expand this risk factor or include additional risk factor disclosure addressing the funding you will need to proceed with your business plan and the expected time frame for the implementation of your plan. Compare that amount with the range of proceeds you may receive from the offering.

Response:

We have amended this risk factor on page 8 of our amended filing in response to this comment.

“There are risks associated with forward-looking statements,” page 11
Cautionary Statements Regarding Forward-Looking Statements, page 11

16.	The disclosure in each of these sections is duplicative of your disclosure on page 6 of your prospectus. Please revise.

Response:

We have deleted the duplicative disclosure.

Use of Proceeds, page 12

17.
We note disclosure on page 3 that the $30,000 monthly retainer you owe under the Reseller Agreement will be accrued and will not be paid until you have raised $250,000 in proceeds from this offering. Please revise your disclosure on page 12 to clarify whether the “Software Development” amount is the monthly retainer fee. If the monthly retainer is not reflected in your Use of Proceeds, please revise or explain.

Response:

We have revised our “Use of Proceeds” section in response to this comment.

18.	Clarify whether the salary expenses will be accrued.

Response:

We have revised our Use of Proceeds section to state that salary expenses will not be accrued or incurred until we raise $2,000,000 in our offering.  See footnote 2 to table.

Management’s Discussion and Analysis of Financial Condition…, page 17

19.	Please revise your Management’s Discussion and Analysis to prominently state that your independent auditors have expressed substantial doubt as to your ability to continue as a going concern.

Response:

We have included a statement on page 17 of our amended filing disclosing the going concern opinion.

Liquidity and Capital Reserves, page 18

20.
We note that you intend to seek additional debt financing or obtain funding from Baxtech Asia Pte. Ltd. to fund your cash requirements. Please quantify the debt financing you need, in addition to the proceeds from this offering, in order to implement your business plan. In addition, clarify whether Baxtech has indicated the amount of additional funding it is willing to provide.

Response:

We have revised our disclosure on page 18 of our amended filing to state that if we only manage to raise the minimum of $250,000, we may need to obtain funding of up to $500,000 to implement our business strategies. Baxtech will provide the necessary funding on a best effort basis. However, this amount cannot be fixed at this stage and will depend on Baxtech’s own cash position.

Business, page 20
Overview, page 20

21.
Explain why Mr. Huat plans to commercialize the Universal Communication Systems through the company instead of Baxtech Asia Pte. Ltd. Clarify whether Mr. Huat is the sole principal and employee of Baxtech Asia Pte. Ltd, and if so, make clear throughout the document when talking about both companies.

Response:

It was decided to commercialize the UCS in the United States through Voz Mobile Cloud Ltd., a US company, rather than Baxtech Asia, a Singapore-based company. We believe that the potential size of the US markets warrants a US-based company with US-based employees to carry out the business plans. Mr Lee is the sole principal and employee of Baxtech Asia Pte Ltd.  See page 21 of our amended filing for this disclosure.

Product & Service Advantages, page 22

22.	Provide your basis for the statement: “We believe the telcos can launch the Universal Communication System at a fixed fee per month per user and we can share half of that revenue.”

Response:

Value-added services (such as Caller ID, call waiting, etc.) are usually offered at a fixed fee to be paid by customers every month. As our telephony features are also value-added services, we will be pricing them the same way. Since we are launching the services through the telecommunication companies, we will need to have a revenue-sharing agreement with them.

We have revised our disclosure on page 22 of our amended filing, accordingly.

Industry Analysis, page 23

23.	Please provide support for your assertions regarding the marketplace.

Response:

We have inserted references to support our assertions regarding the marketplace.

Product, page 25

24.
Discuss whether the Company’s existing patents relate to the technology underlying the Universal Communication System. We note your statement that you continue to look for opportunities to exploit the patents.

Response:

All of the following U.S. patents owned by the Company interact with the Universal Communication System.

•	US Patent 6385306 Audio File Transmission (“voice to mail”).

Summary: Sends voice mails to email accounts using mobile phones.

•	US Patent 6765996 Audio File Transmission (“voicemail to phone”).

Summary: Sends voice messages directly into a recipient’s phone. After you send your message, recipient gets a call and your voicemail will be played back to him.

•	US Patent 6839412 Audio File Transmission (“sms phone call”).

Summary: Send text emails to recipients and they will also get an instant delivery of the urgent message with a phone call with text read out to them.

•	US Patent 7031439 Audio File Transmission (“voice telephony”).

Summary: Voice-command ability for the above features.

We have added the above disclosure on page 21 of our amended filing.

25.
Please revise your disclosure here and throughout your prospectus to clarify that you do not have any ownership interest in the Universal Communication System, rather it is the product for which you are the exclusive reseller in the United States.

Response:

We have revised our disclosure on page 21 and throughout our amended filing to disclosure that we have no ownership interest in the UCS and are only the exclusive reseller of the UCS in the U.S.

Operations Plan, pages 27 and 28

26.
Please amend your filing to include your plan of operations for the remainder of the year ended December 31, 2012 and the first six months of 2013 in accordance with Item 101(a)(iii)(B), items (1) through (4) of Regulation S-K.

Response:

Our plan of operations takes into account the next 16 months which surpasses December 31, 2012 and also the first six months of 2013.

Management, page 29

27.	Please confirm through disclosure that Mr. Huat works full time for the company. If not, disclose the amount of time devoted to the company.

Response:

Mr Lee is devoting 70% of his time to the company while organizing a full time team. We have stated this on page 29 of our amended filing.

Where You Can Find More Information, page 34

28.
Since you will be reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934 following effectiveness of this registration statement, correct the inference that you will be subject to the reporting requirements triggered by Section 12 registration (e.g. proxy statements).

Response:

We have revised our disclosure on page 34 of our amended filing as suggested in this comment.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-11

29.
Please have your auditor revise their report to specifically identify in the opening paragraph the statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, pursuant to AU Section 508.08.

Response:

Our amended filing includes the audit for 2012. Pursuant to AU Section 508.08, the auditor’s report specifically identifies in the opening paragraph the statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2012 and December 31, 2011.

Statements of Stockholders’ Equity, page F-14

30.
Please provide information covering the year ended December 31, 2010 in the statement of stockholders’ equity as required by Rule 8-02 of Regulation S-X. Also, revise the title to reflect the statements of stockholders’ equity for the years ended December 31, 2011 and 2010. We note the title currently is for the period from inception through December 31, 2011.

Response:

We have provided this information accordingly.

Note 3, Summary of Significant Accounting Policies - Basis of Presentation, page F-16

31.
Please remove the sentence that indicates the financial statements and footnotes do not include all of the information necessary for a comprehensive presentation of financial position, results of operations, or cash flows.

Response:

We have removed this sentence from Note 3.

Note 4, Income Taxes, page F-19

32.
Please tell us why the valuation allowance is $1,235 but the deferred tax assets (DTA’s) for net operating losses and stock based compensation indicates the total is $299,235 and the disclosure indicates a full valuation allowance for DTA’s at December 31, 2011.

Response:

The current Tax note has been amended to reflect the correct valuation and disclosure.

Signatures

33.
Please note that your registration statement must be signed by your principal financial officer and controller or principal accounting officer. If Mr. Huat serves in each of those capacities, the signature page should reflect each position. See Instruction 1 to the Signatures section of Form S-1.

Response:

We have included appropriate capacities of Mr. Lee on the signature page of our amended filing.

Please address any further comments to our attorney, David E. Wise, Esq.  Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise, P.C.
The Colonnade,
9901 IH-10 West, Suite 800,
San Antonio, Texas 78230

Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@verizon.net

Very truly yours,

By: /s/ Lawrence Lee
Lawrence Lee
President and Chief Executive Officer
Voz Mobile Cloud Ltd.